Hughes Hubbard

Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, New York 10004-1482
Telephone: 212-837-6000
Fax: 212-422-4726
hugheshubbard.com

Ellen S. Friedenberg
Direct Dial: 212-837-6465
frieden@hugheshubbard.com

January 8, 2008

FEDERAL EXPRESS


08000162

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street N.E.
Washington, DC 20549

Re: Chugai Pharmaceutical Co., Ltd. – File Number 82-34668

Dear Sirs:

On behalf of Chugai Pharmaceutical Co., Ltd. (the "Company"), I enclose the Company's letter submitting materials pursuant to 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, together with the attachments thereto.

I would be grateful if you could stamp one copy of the enclosed letter in order to acknowledge receipt thereof and return it to me in the enclosed envelope.

Please direct any communications regarding this filing to me at the above address. I can also be reached at 212-837-6465 (telephone), 212-422-4726 (fax) or frieden@hugheshubbard.com.

Very truly yours,

Ellen Friedenberg

ESF:bam

Enclosure

NY 60141169_1.DOC

CHUGAI PHARMACEUTICAL CO., LTD.
1-1, Nihonbashi-Muromachi 2-chome, Chuo-ku
Tokyo 103 8324, Japan

December 20th, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Chugai Pharmaceutical Co., Ltd.
Rule 12g3-2(b) Exemption: File Number 82-34668

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended, Chugai Pharmaceutical Co., Ltd., a company incorporated under the laws of Japan (the "Company"), is submitting the enclosed documents as identified on Exhibit A hereto. With respect to Japanese language documents listed in Exhibit A for which no English language version has been prepared, brief descriptions are set forth in Exhibit B hereto.

In the event of any questions or requests for additional information, please do not hesitate to contact our United States counsel in connection with this submission, Ellen Friedenberg of Hughes Hubbard & Reed LLP, One Battery Park Plaza, New York, New York 10004, telephone (212) 837-6465, fax number (212) 422-4726.

Sincerely,

Chugai Pharmaceutical Co., Ltd.

By: Toshihiko Tsuchiya
Name: Toshihiko Tsuchiya
Title: General Manager of
General Affairs Department

Enclosure

Exhibit A

Additional Rule 12g3-2(b) Documents

A. English Language Documents.

None.

B. Japanese Language Documents.

1. Amendment dated October 12, 2007, of the Annual Securities Report for the fiscal period commencing January 1, 2006 and ending December 31, 2006 (dated March 23, 2007) (brief description of which is set forth in Exhibit B)

2. Overview of consolidated company performance (unaudited) for the third quarter of fiscal year 2007, dated October 23, 2007 (English translation as Attachment 1)

3. Documents concerning material information concerning the Company which may have a material influence on an investor's decision (which have been filed by the Company with Tokyo Stock Exchange on which the common stock of the Company is listed and which are made public by Tokyo Stock Exchange)

   a. Document titled "Chugai to Conduct Additional Clinical Trial for Additional Indication of the Recombinant Human Erythropoietin "Epogin® Injection" for Treatment of Chemotherapy-Inducted Anemia" dated September 27, 2007 (English translation as Attachment 2)

   b. Document titled "F. Hoffmann-La Roche Announces Third Quarter Sales 2007" dated October 16, 2007 (English translation as Attachment 3)

   c. Document titled ""Actemra®," a Humanized Anti-Human IL-6 Receptor Monoclonal Antibody, Filed for Rheumatoid Arthritis in the United States" dated November 21, 2007 (English translation as Attachment 4)

   d. Document titled "Partial Change of the Production System Restructuring Plan" dated November 22, 2007 (English translation as Attachment 5)

4. Semi-annual business report for the six-month period ended June 30, 2007 (brief description of which is set forth in Exhibit B)

5. Commercial Register (brief description of which is set forth in Exhibit B)

6. Confirmation of the adequacy of semi-annual securities report (for the six-month period ended June 30, 2007), dated September 13, 2007 (brief description of which is set forth in Exhibit B)

[End]

Exhibit B

Brief Description of Japanese Language Documents Designated in Exhibit A

1. Amendment dated October 12, 2007, of the Annual Securities Report for the fiscal period commencing January 1, 2006 and ending December 31, 2006 (dated March 23, 2007)

   Under the Financial Instruments and Exchange Law of Japan (the "Financial Instruments and Exchange Law "), in the event the Annual Securities Report must be amended, the Company is required to file with the Kanto Local Financial Bureau an Amendment of the Annual Securities Report. An Amendment of the Annual Securities Report filed by the Company is made public at the Kanto Local Financial Bureau, the Tokyo Stock Exchange, on which the Company's common stock is listed, and at the head office and major branch offices of the Company pursuant to the Financial Instruments and Exchange Law.

   In the Amendment dated October 12, 2007, the Company corrects mistakes in the descriptions of the Statement of Corporate Governance in the Annual Securities Report for the fiscal period commencing January 1, 2006 and ending December 31, 2006 (dated March 23, 2007).

2. Semi-annual Business Report for the six-month period ended June 30, 2007

   A Semi-annual Business Report is not required to be prepared, made public or distributed to shareholders under Japanese law. The Company voluntarily prepares and distributes the same to its shareholders, analysts and investors.

   The information contained in the above-referenced Semi-annual Business Report includes, *inter alia*, a brief summary of the Company's business conditions, its financial statements, a brief summary of its stock and a brief summary of the Company. The major information about its business conditions and its financial statements is included in the brief announcements of interim consolidated financial statements for the first half of fiscal year 2007.12 ended June 30, 2007, a summary English translation of which such announcement was submitted as Attachment 1 on October 9, 2007.

3. Commercial Register

   Commercial Register is administered by Legal Affairs Bureau and containing information such as trade name, business purposes, number of authorized shares, location of head office, number of issued shares, amount of capital and names of representative directors, directors and statutory auditors.

4. Confirmation of the Adequacy of Semi-annual Securities Report (for the six-month period ended June 30, 2007), dated September 13, 2007

   Under the Timely Disclosure Regulation, the Company is required to file with the Tokyo Stock Exchange a Confirmation of the Adequacy of a Semi-annual Securities

Report, and such should be done, without delay, after the Company files its Semi-annual Securities Report. A Confirmation of the Adequacy of a Semi-annual Securities Report filed by the Company is made public by the Tokyo Stock Exchange under the Timely Disclosure Regulation.

[End]

NOTICE: For the convenience of capital market participants, Chugai makes efforts to provide English translations of the information disclosed in Japanese, provided that the Japanese original prevails over its English translation in the case of any discrepancy found between documentation.

CHUGAI PHARMACEUTICAL CO., LTD. Creating Value for Life

OVERVIEW OF CONSOLIDATED COMPANY PERFORMANCE (Unaudited)
(for the third quarter of fiscal year 2007)

October 23, 2007

Name of Company: **Chugai Pharmaceutical Co., Ltd.**
Stock Listings: Tokyo
Security Code No.: 4519
(URL http://www.chugai-pharm.co.jp/english)
Representative: Mr. Osamu Nagayama, President and CEO, Chairman of the Board of Directors
Contact: Mr. Toshiaki Itagaki, General Manager of Finance and Accounting Department
Phone: +81-(0) 3-3281-6611

1. Consolidated Operating Results for the Third Quarter of FY 2007 (January 1 - September 30)

(1) Results of operations (Consolidated) *Note: Amounts of less than one million yen are omitted.*

	Net Sales	% change	Operating Income	% change	Recurring Profit	% change
3rd quarter of FY 2007 (Jan.-Sep.)	¥250,451 million	10.3	¥49,024 million	24.2	¥50,959 million	20.8
3rd quarter of FY 2006 (Jan.-Sep.)	¥227,161 million	(1.6)	¥39,462 million	(30.8)	¥42,172 million	(29.7)
FY 2006 (Jan.-Dec.)	¥326,109 million	—	¥58,347 million	—	¥60,922 million	—

	Net Income	% change	Net Income per Share (Basic)	Net Income per Share (Fully Diluted)
3rd quarter of FY 2007 (Jan.-Sep.)	¥30,220 million	11.1	¥55.17	¥55.11
3rd quarter of FY 2006 (Jan.-Sep.)	¥27,190 million	(39.3)	¥49.09	¥49.02
FY 2006 (Jan.-Dec.)	¥38,417 million	—	¥69.35	¥69.26

Note : Percentages represent changes compared with the same period of the previous fiscal year.

(2) Financial conditions (Consolidated)

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of Sep. 30, 2007	¥440,576 million	¥376,447 million	85.0%	¥687.54
As of Sep. 30, 2006	¥447,447 million	¥379,468 million	84.4%	¥681.90
As of Dec. 31, 2006	¥462,124 million	¥391,604 million	84.3%	¥703.08

(3) Results of cash flows (Consolidated)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Balance of Cash and Cash Equivalents
3rd quarter of FY 2007 (Jan.-Sep.)	¥44,140 million	¥4,924 million	¥(45,682) million	¥72,329 million
3rd quarter of FY 2006 (Jan.-Sep.)	¥41,569 million	¥(15,795) million	¥(18,813) million	¥82,255 million
FY 2006 (Jan.-Dec.)	¥40,538 million	¥(29,370) million	¥(18,796) million	¥68,332 million

2. Forecast for the Year ending December 31, 2007 (January 1, 2007 - December 31, 2007)(Consolidated)

The Company has made no revision to its outlooks for the full fiscal year 2007, announced on July 31, 2007.

3. Others

(1) Changes in the state of material subsidiaries during the period (changes regarding specific subsidiaries attendant with change in scope of consolidation): No

(2) Adoption of simplified method: None

(3) Change in accounting policies: Yes (For details, please see page 4 for "3. Others".)

[Reference] Outline of operations (Non-Consolidated)

1. Non-Consolidated Operating Results for the Third Quarter of FY 2007 (January 1 – September 30)

Results of operations (Non-Consolidated)

	Net Sales	% change	Operating Income	% change	Recurring Profit	% change
3rd quarter of FY 2007 (Jan.-Sep.)	¥238,611 million	10.2	¥40,890 million	21.0	¥43,640 million	16.2
3rd quarter of FY 2006 (Jan.-Sep.)	¥216,580 million	(2.5)	¥33,779 million	(34.8)	¥37,564 million	(32.5)
FY 2006 (Jan.-Dec.)	¥310,541 million	—	¥49,506 million	—	¥53,578 million	—

	Net Income	% change	Net Income per Share (Basic)	Net Income per Share (Fully Diluted)
3rd quarter of FY 2007 (Jan.-Sep.)	¥27,103 million	8.4	¥49.48	¥49.42
3rd quarter of FY 2006 (Jan.-Sep.)	¥25,007 million	(42.2)	¥45.15	¥45.08
FY 2006 (Jan.-Dec.)	¥34,907 million	—	¥63.02	¥62.93

Note : Percentages represent changes compared with the same period of the previous fiscal year.

2. Forecast for the Year ending December 31, 2007 (January 1, 2007 - December 31, 2007)(Non-Consolidated)

The Company has made no revision to its outlooks for the full fiscal year 2007, announced on July 31, 2007.

Qualitative Information

1. Qualitative Information Regarding Operating Results Financial Condition (Consolidated)

Consolidated net sales for the fiscal period under review totaled ¥250,451 million, up 10.3% from the same period last year.

The anti-tumor agent Herceptin, an anti-HER2 monoclonal antibody, and the osteoporosis treatment Evista exhibited stellar performance. Also, sales of our anti-influenza agent Tamiflu increased from the same period last year. The products which were launched in this fiscal year, namely, anti-cancer agent Avastin, a humanized anti-VEGF monoclonal antibody, and antiviral agent Copegus, also contributed to sales. On the other hand, sales of Epogin, a recombinant human erythropoietin, declined as a result of reduction in price, a measure taken to counter the launch of a new competitive product.

Overseas sales totaled ¥26,428 million, up 30.3% from the same period last year, due to the strong sales of Neutrogin, a recombinant human granulocyte colony-stimulating factor (G-CSF) also affected by favorable foreign exchange rate. Overseas sales represent 10.6% of the Company's net sales.

Income from patent royalties is included in net sales from this fiscal year.

At the profit level, the increase of cost of sales associated to the market launch of new products was recouped by the increase in gross profit and the change in accounting method to include income from patent royalties in sales from this fiscal year. As a result, operating income and recurring profit totaled ¥49,024 million, up 24.2% and ¥50,959 million, up 20.8%, respectively, from the same period last year. Net income was ¥30,220 million, an 11.1% increase from the same period last year.

R&D expenses for the period under review amounted to ¥ 38,842 million.

2. Qualitative Information Regarding Financial Condition (Consolidated)

1) Changes in the Company's Financial Condition

Total assets at the end of the fiscal period under review were ¥440,576 million, down ¥6,871 million from the end of the same period last year, mainly due to the acquisition of the Company's own shares. Total liabilities amounted to ¥64,129 million, down ¥3,849 million mainly due to the decrease in accounts payable. Net asset amounted ¥376,447 million, down ¥3,021 million.

Working capital (current assets minus current liabilities) came to ¥250,443 million, and the current ratio was 514.3% (524.7% last year), and the equity ratio was 85.0% (84.4% last year), reflecting the Company's sound financial condition.

2) Cash Flows

Cash and cash equivalents at the end of the period under review totaled ¥72,329 million, increasing by ¥3,996 million from the previous fiscal year-end.

Net cash provided by operating activities amounted to ¥44,140 million, up ¥2,571 million from the end of same period last year, mainly due to the increase in income before income taxes and minority interests and decrease in income tax payments.

Net cash provided by investing activities amounted to ¥4,924 million, up ¥20,720 million, mainly due to the income from sale of marketable securities.

Net cash used in financing activities amounted to ¥45,682 million, down ¥26,869 million, mainly as a result of acquiring the Company's own shares.

3. Others

(1) Changes in the state of material subsidiaries during the period (changes regarding specific subsidiaries attendant with change in scope of consolidation): No

(2) Adoption of simplified method: None

(3) Change in accounting policies

a) Change in booking classification for revenues from patent rights

Regarding revenues from patent rights fees and licensing agreement fees, we have recorded these on the consolidated income statement either as a part of non-operating income or extraordinary profit, but attendant with the steady progress of and our proactive efforts in R&D activities, we expect the licensing out of our research results to yield a steady stream of related income in the future. In view of the increasing importance of this income in terms of monetary size, we will book this income as a part of net sales from this consolidated interim accounting period onward.

As a result of this change, compared with reported figures under the standard we applied previously, both net sales and operating income increased by ¥7,613 million and recurring profit increased by ¥6,869 million. This change did not impact income before income taxes.

b) Foreign currency translation at overseas subsidiaries

We have been translating earnings and expenses at overseas subsidiaries into yen terms based on spot rates in the foreign currency exchange market on the settlement date of the third quarter, but we have switched to using the averages of foreign currency exchange rates in the accounting period of third quarter as our method for foreign currency translation into yen terms.

We have changed to this accounting policy to properly reflect in our consolidated financial statements profits/losses that occur throughout the accounting period by using an average of the impact of temporary movements in foreign currency exchange rates on periodic profits/losses.

This change has had an insignificant effect on consolidated profit and loss during the current third quarter.

(4) Changes in presentation

a) Classification of reserve for sales returns

In view of the significance of the transfers to and the balance of the reserve for sales returns, as of the current third quarter this reserve is included in the reserve for sales rebates, which is restated as the reserve for sales rebates and others. Transfers to the reserve for sales returns are stated by including them in cost of sales.

b) Insurance income received

"Insurance income received" was included in the "Other" item under "Non-operating income" on the income statement until the previous accounting period of third quarter, but since "Insurance income received" exceeded one-tenth of total non-operating income, we will disclose "Insurance income received" as a separate line item starting from this accounting period of third quarter. In addition, "Insurance income received" in the prior accounting period of third quarter that was included in the "Other" item under "Non-operating income" was ¥8 million.

4. Financial Statements

(1) Consolidated Balance Sheets

Accounts	As of September 30, 2006 (A) Millions of Yen	%	As of September 30, 2007 (B) Millions of Yen	%	Change (B)-(A)	As of December 31, 2006 Millions of Yen	%
Assets							
I Current assets:							
Cash and deposits	82,255		72,329		(9,925)	68,332	
Trade notes and accounts receivable	88,308		91,778		3,470	105,897	
Marketable securities	75,917		60,993		(14,924)	81,894	
Inventories	58,866		59,728		861	61,531	
Deferred tax assets	13,152		18,525		5,372	13,155	
Other	8,602		7,587		(1,014)	7,052	
Reserve for doubtful accounts	(254)		(49)		204	(203)	
Total current assets	326,847	73.0	310,893	70.6	(15,954)	337,661	73.1
II Fixed assets:							
1. Tangible fixed assets:							
Buildings and structures	38,708		37,703		(1,005)	38,896	
Machinery and vehicles	14,043		14,060		16	13,945	
Furniture and fixtures	6,090		6,481		391	6,315	
Land	9,941		9,927		(14)	9,927	
Construction in progress	12,704		24,402		11,697	16,065	
Total tangible fixed assets	81,489		92,575		11,085	85,150	
2. Intangible fixed assets:							
Software	3,747		2,944		(803)	3,468	
Other	1,778		1,204		(573)	1,663	
Total intangible fixed assets	5,525		4,148		(1,376)	5,131	
3. Investments and other assets:							
Investment securities	14,459		17,131		2,672	15,149	
Long-term loans	94		76		(18)	88	
Deferred tax assets	9,789		8,310		(1,478)	10,137	
Other	9,523		7,681		(1,841)	9,081	
Reserve for doubtful accounts	(281)		(241)		40	(277)	
Total investments and other assets	33,585		32,959		(625)	34,180	
Total fixed assets	120,600	27.0	129,683	29.4	9,083	124,462	26.9
Total assets	447,447	100.0	440,576	100.0	(6,871)	462,124	100.0

Accounts	As of September 30, 2006 (A) Millions of Yen	%	As of September 30, 2007 (B) Millions of Yen	%	Change (B)-(A)	As of December 31, 2006 Millions of Yen	%
Liabilities							
I Current liabilities:							
Trade notes and accounts Payable	30,405		16,708		(13,697)	28,134	
Bonds with warrants due within one year	—		300		300	—	
Convertible bonds due within one year	—		42		42	—	
Other payables	7,988		9,145		1,156	7,375	
Accrued tax liabilities	1,450		8,294		6,844	6,404	
Deferred tax liabilities	3		—		(3)	2	
Accrued consumption taxes	509		982		473	184	
Accrued expenses	8,763		9,435		671	13,863	
Reserve for bonuses to employees	7,805		9,213		1,408	3,121	
Reserve for bonuses to directors	92		148		55	185	
Reserve for sales returns	30		—		(30)	55	
Reserve for sales rebates	2,471		—		(2,471)	2,919	
Reserve for sales rebates and other items	—		2,945		2,945	—	
Other	2,774		3,232		457	3,021	
Total current liabilities	62,296	13.9	60,449	13.7	(1,846)	65,268	14.1
II Fixed liabilities:							
Bonds with warrants	300		—		(300)	300	
Convertible bonds	152		—		(152)	151	
Deferred tax liabilities	2		3		1	2	
Reserve for employees' retirement benefits	4,618		2,981		(1,637)	4,151	
Reserve for directors' retirement benefits	531		610		78	553	
Other	77		84		6	92	
Total fixed liabilities	5,683	1.3	3,679	0.9	(2,003)	5,252	1.2
Total liabilities	67,979	15.2	64,129	14.6	(3,849)	70,520	15.3

	As of September 30, 2006 (A)		As of September 30, 2007 (B)		Change (B)-(A)	As of December 31, 2006	
Accounts	Millions of Yen	%	Millions of Yen	%		Millions of Yen	%
Net assets							
I Shareholders' equity:							
1. Common stock	72,892	16.3	72,947	16.5	55	72,893	15.8
2. Additional paid-in capital	92,745	20.7	92,796	21.1	51	92,747	20.0
3. Retained earnings	214,982	48.0	238,265	54.1	23,283	226,209	49.0
4. Treasury stock, at cost	(7,604)	(1.7)	(35,124)	(8.0)	(27,520)	(7,590)	(1.6)
Total shareholders' equity	373,016	83.3	368,885	83.7	(4,130)	384,258	83.2
II Valuation and translation adjustments:							
1. Net unrealized gain on securities	3,384	0.8	3,232	0.7	(151)	3,236	0.7
2. Foreign currency translation adjustments	1,452	0.3	2,451	0.6	999	2,103	0.4
Total valuation and translation adjustments	4,836	1.1	5,684	1.3	847	5,339	1.1
III New share warrants	—	—	93	0.0	93	—	—
IV Minority interests	1,615	0.4	1,783	0.4	168	2,006	0.4
Total net assets	379,468	84.8	376,447	85.4	(3,021)	391,604	84.7
Total liabilities and net assets	447,447	100.0	440,576	100.0	(6,871)	462,124	100.0

(2) Consolidated Statements of Income

Accounts	Third quarter of FY 2006 (Jan. 1, 2006-Sep. 30 ,2006) (A) Millions of Yen	%	Third quarter of FY 2007 (Jan. 1, 2007-Sep. 30 ,2007) (B) Millions of Yen	%	Change (B)-(A)	FY 2006 (Jan. 1, 2006-Dec. 31, 2006) Millions of Yen	%
I Net sales	227,161	100.0	250,451	100.0	23,290	326,109	100.0
II Cost of sales	90,619	39.9	100,959	40.3	10,340	133,074	40.8
Gross profit	136,541	60.1	149,492	59.7	12,950	193,035	59.2
Reserve for sales returns	(13)	(0.0)	—	—	13	11	0.0
Net gross profit	136,554	60.1	149,492	59.7	12,937	193,023	59.2
III Selling, general and administrative expenses	97,092	42.7	100,467	40.1	3,374	134,676	41.3
Operating income	39,462	17.4	49,024	19.6	9,562	58,347	17.9
IV Non-operating income:	4,926	2.2	2,996	1.2	(1,929)	6,274	1.9
Interest income	502		945		443	760	
Dividend income	1,129		56		(1,072)	1,221	
Life insurance dividends Received	352		314		(38)	352	
Patent royalties	995		—		(995)	1,345	
Gain on foreign exchanges	—		32		32	—	
Gain on derivatives	491		356		(134)	476	
Insurance income received	—		334		334	—	
Other	1,454		956		(498)	2,118	
V Non-operating expenses:	2,216	1.0	1,062	0.4	(1,153)	3,698	1.1
Interest expenses	186		136		(50)	268	
Loss on disposal of fixed Assets	227		153		(73)	509	
Reserve for doubtful accounts	8		—		(8)	12	
Loss on inventories	349		299		(49)	361	
Loss on foreign exchanges	569		—		(569)	1,452	
Other	876		474		(402)	1,094	
Recurring profit	42,172	18.6	50,959	20.3	8,786	60,922	18.7
VI Extraordinary gain:	3,387	1.5	293	0.1	(3,094)	3,594	1.1
Gain on sales of investment securities	2,074		—		(2,074)	2,230	
Gain on settlement due to office realignments	813		—		(813)	813	
Fee of licensing agreement	500		—		(500)	550	
Gain on the liquidation of affiliates	—		293		293	—	
VII Extraordinary loss:	1,174	0.5	1,177	0.5	2	1,560	0.5
Loss on office realignment costs	929		1,164		235	1,207	
Loss on sales of fixed assets	245		—		(245)	245	
Impairment loss	—		13		13	106	
Income before income taxes and minority interests	44,386	19.5	50,075	20.0	5,689	62,956	19.3
Income taxes	15,927	7.0	18,423	7.4	2,495	22,874	7.0
Minority interests	1,268	0.6	1,431	0.6	163	1,664	0.5
Net income	27,190	12.0	30,220	12.1	3,029	38,417	11.8

(3) Consolidated Statements of Changes in Net Assets

The third quarter of fiscal year (Jan. 1, 2006–Sep. 30, 2006)

(Millions of Yen)

	Shareholders' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock, at cost	Total shareholders' equity
Balance as of Dec. 31, 2005	72,443	92,296	206,834	(7,611)	363,962
Changes:					
New stock issuance	448	447			896
Dividends paid			(18,821)		(18,821)
Bonuses to directors			(222)		(222)
Third quarter net income			27,190		27,190
Purchase of treasury stocks				(20)	(20)
Disposition of treasury stocks		1		28	30
Net changes except for shareholders' equity					
Net changes	448	449	8,147	7	9,053
Balance as of Sep. 30, 2006	72,892	92,745	214,982	(7,604)	373,016

(Millions of Yen)

	Valuation and translation adjustments			Minority interests	Total net assets
	Net unrealized gain on securities	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of Dec. 31, 2005	3,781	561	4,343	1,692	369,998
Changes:					
New stock issuance					896
Dividends paid					(18,821)
Bonuses to directors					(222)
Third quarter net income					27,190
Purchase of treasury stocks					(20)
Disposition of treasury stocks					30
Net changes except for shareholders' equity	(397)	890	493	(76)	416
Net changes	(397)	890	493	(76)	9,469
Balance as of Sep. 30, 2006	3,384	1,452	4,836	1,615	379,468

The third quarter of fiscal year (Jan. 1, 2007–Sep. 30, 2007)

(Millions of Yen)

	Shareholders' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock, at cost	Total shareholders' equity
Balance as of Dec. 31, 2006	72,893	92,747	226,209	(7,590)	384,258
Changes:					
New stock issuance	54	54			108
Dividends paid			(18,146)		(18,146)
Third quarter net income			30,220		30,220
Purchase of treasury stocks				(27,610)	(27,610)
Disposition of treasury stocks		(5)	(17)	77	54
Net changes except for shareholders' equity					
Net changes	54	49	12,056	(27,533)	(15,373)
Balance as of Sep. 30, 2007	72,947	92,796	238,265	(35,124)	368,885

(Millions of Yen)

	Valuation and translation adjustments			New share warrants	Minority interests	Total net assets
	Net unrealized gain on securities	Foreign currency translation adjustments	Total valuation and translation adjustments			
Balance as of Dec. 31, 2006	3,236	2,103	5,339	—	2,006	391,604
Changes:						
New stock issuance						108
Dividends paid						(18,146)
Third quarter net income						30,220
Purchase of treasury stocks						(27,610)
Disposition of treasury stocks						54
Net changes except for shareholders' equity	(3)	348	345	93	(222)	216
Net changes	(3)	348	345	93	(222)	(15,157)
Balance as of Sep. 30, 2007	3,232	2,451	5,684	93	1,783	376,447

FY2006 (Jan. 1. 2006–Dec. 31. 2006)

(Millions of Yen)

	Shareholders' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock, at cost	Total shareholders' equity
Balance as of Dec. 31, 2005	72,443	92,296	206,834	(7,611)	363,962
Changes:					
New stock issuance	449	447			897
Dividends paid			(18,821)		(18,821)
Bonuses to directors			(222)		(222)
Net income			38,417		38,417
Purchase of treasury stocks				(29)	(29)
Disposition of treasury stocks		3		50	53
Net changes except for shareholders' equity					
Net changes	449	451	19,374	21	20,295
Balance as of Dec. 31, 2006	72,893	92,747	226,209	(7,590)	384,258

(Millions of Yen)

	Valuation and translation adjustments			Minority interests	Total net assets
	Net unrealized gain on securities	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of Dec. 31, 2005	3,781	561	4,343	1,692	369,998
Changes:					
New stock issuance					897
Dividends paid					(18,821)
Bonuses to directors					(222)
Net income					38,417
Purchase of treasury stocks					(29)
Disposition of treasury stocks					53
Net changes except for shareholders' equity	(545)	1,541	996	313	1,309
Net changes	(545)	1,541	996	313	21,605
Balance as of Dec. 31, 2006	3,236	2,103	5,339	2,006	391,604

(4) Consolidated Statements of Cash Flow

Accounts	Third quarter of FY 2006 (Jan. 1, 2006-Sep. 30, 2006) Millions of Yen	Third quarter of FY 2007 (Jan. 1, 2007-Sep. 30, 2007) Millions of Yen	FY 2006 (Jan. 1, 2006-Dec. 31, 2006) Millions of Yen
I Cash flows from operating activities:			
Income before income taxes and minority interests	44,386	50,075	62,956
Depreciation and amortization	10,012	10,013	13,814
Impairment loss	—	13	106
Decrease in reserve for employees' retirement benefits	(1,485)	(1,160)	(1,952)
Interest and dividend income	(1,631)	(1,002)	(1,981)
Interest expense	186	136	268
Loss on disposal of fixed assets	227	153	509
Loss from sales of fixed assets	122	31	47
Loss (gain) on sales and revaluation of investment securities	(2,074)	20	(2,230)
Decrease in notes and accounts receivable	30,745	14,114	13,289
Decrease (increase) in inventories	(11,280)	1,799	(13,838)
(Decrease) increase in notes and accounts payable	9,327	(11,418)	6,988
Increase (decrease) in accrued consumption tax	(1,378)	946	(1,704)
Other	(5,141)	(437)	(3,154)
Subtotal	72,013	63,284	73,119
Interest and dividends received	1,637	970	1,943
Interest paid	(227)	(136)	(265)
Income taxes paid	(31,853)	(19,977)	(34,259)
Net cash provided by operating activities	41,569	44,140	40,538
II Cash flows from investing activities:			
Purchase of marketable securities	(129,908)	(160,891)	(185,881)
Proceeds from sales of marketable securities	125,499	181,900	175,490
Purchase of investment securities	(3)	(3,004)	(1,017)
Proceeds from sales of investment securities	2,507	1,335	2,741
Purchases of fixed assets	(14,400)	(14,451)	(21,322)
Proceeds from sales of fixed assets	505	35	607
Net (increase) decrease in short-term loans	0	(1)	0
Net decrease in long-term loans	4	1	12
Net cash used in investing activities	(15,795)	4,924	(29,370)
III Cash flows from financing activities:			
Redemption of bonds	(0)	(0)	(0)
Net (increase) decrease in treasury stock	7	(27,533)	24
Cash dividends paid	(18,821)	(18,149)	(18,821)
Net cash used in financing activities	(18,813)	(45,682)	(18,796)
IV Effect of exchange rate changes on cash and cash equivalents	913	614	1,580
V Net increase (decrease) in cash and cash equivalents	7,874	3,996	(6,047)
VI Cash and cash equivalents at beginning of year	74,380	68,332	74,380
VII Cash and cash equivalents at end of year	82,255	72,329	68,332

[Reference]

Statements of sales

(Millions of Yen)*1

	Consolidated					
	Third quarter of FY2006 (Jan.-Sep.)	Third quarter of FY2007 (Jan.-Sep.)	Change (%)	Third quarter of FY2006 (Jul.-Sep.)	Third quarter of FY2007 (Jul.-Sep.)	Change (%)
Epogin	45,000	40,400	(10.2)	14,100	12,200	(13.5)
Tamiflu	21,700	31,800	46.5	5,400	8,000	48.1
Neutrogin	25,600	28,600	11.7	9,100	9,900	8.8
Rituxan	12,700	13,200	3.9	4,500	4,700	4.4
Sigmart	12,700	12,800	0.8	4,200	4,200	0.0
Herceptin	10,100	11,700	15.8	3,700	3,800	2.7
Evista	9,300	11,100	19.4	3,400	3,900	14.7
Alfarol	10,500	10,300	(1.9)	3,500	3,500	0.0
Kytril	9,100	9,700	6.6	3,200	3,400	6.3
Suvenyl	6,400	7,800	21.9	2,300	2,800	21.7
Oxarol	5,400	6,100	13.0	1,900	2,200	15.8
Rythmodan	4,800	4,400	(8.3)	1,600	1,500	(6.3)
Pegasys	4,300	4,100	(4.7)	1,300	1,700	30.8
Rocephin	3,900	4,100	5.1	1,300	1,400	7.7
Renagel	3,600	4,000	11.1	1,300	1,400	7.7
Cellcept	2,100	2,400	14.3	700	800	14.3
Xeloda	1,800	1,900	5.6	600	700	16.7
Avastin	—	1,300	—	—	1,000	—
Copegus	—	1,100	—	—	600	—
Femara	200	700	250.0	100	300	200.0
Actemra	300	300	0.0	100	100	0.0
Other *2	37,700	42,500	12.7	12,300	11,600	(5.7)
Total	227,200	250,500	10.3	74,500	79,600	6.8

Notes: 1. Figures are rounded to the nearest 100 million. The percentages are calculated based on the rounded numbers.

2. Third quarter of FY2007 includes patent royalty income etc. (Jan.-Sep. ¥7,600 million, Jul.-Sep. ¥100 million)

(Millions of Yen)*1

	Non-consolidated					
	Third quarter of FY2006 (Jan.-Sep.)	Third quarter of FY2007 (Jan.-Sep.)	Change (%)	Third quarter of FY2006 (Jul.-Sep.)	Third quarter of FY2007 (Jul.-Sep.)	Change (%)
Epogin	45,000	40,400	(10.2)	14,100	12,200	(13.5)
Tamiflu	21,700	31,800	46.5	5,400	8,000	48.1
Rituxan	12,700	13,200	3.9	4,500	4,700	4.4
Herceptin	10,100	11,700	15.8	3,700	3,800	2.7
Evista	9,300	11,100	19.4	3,400	3,900	14.7
Sigmart	11,000	10,800	(1.8)	3,600	3,600	0.0
Alfarol	10,500	10,300	(1.9)	3,500	3,500	0.0
Kytril	9,100	9,700	6.6	3,200	3,400	6.3
Neutrogin	8,400	8,900	6.0	2,700	3,000	11.1
Suvenyl	6,400	7,800	21.9	2,300	2,800	21.7
Oxarol	5,400	6,100	13.0	1,900	2,200	15.8
Rythmodan	4,800	4,400	(8.3)	1,600	1,500	(6.3)
Pegasys	4,300	4,100	(4.7)	1,300	1,700	30.8
Rocephin	3,900	4,100	5.1	1,300	1,400	7.7
Renagel	3,500	3,900	11.4	1,200	1,400	16.7
Cellcept	2,100	2,400	14.3	700	800	14.3
Xeloda	1,800	1,900	5.6	600	700	16.7
Avastin	—	1,300	—	—	1,000	—
Copegus	—	1,100	—	—	600	—
Femara	200	700	250.0	100	300	200.0
Actemra	300	300	0.0	100	100	0.0
Neutrogin (Export)	7,100	7,300	2.8	2,000	2,400	20.0
Sigmart (Export)	1,500	1,700	13.3	400	500	25.0
Ulcerlmin (Export)	1,100	1,200	9.1	400	400	0.0
Other *2	36,500	42,100	15.3	11,900	11,500	(3.4)
Total	216,600	238,600	10.2	70,000	75,400	7.7

Notes: 1. Figures are rounded to the nearest 100 million. The percentages are calculated based on the rounded numbers.

2. Third quarter of FY2007 includes patent royalty income etc. (Jan.-Sep. ¥8,600 million, Jul.-Sep. ¥500 million)

Development pipeline (as of October 23, 2007)

Development code	Indication # Additional indication	Stage (date)	Generic name Product name Dosage form	Origin Overseas name (Collaborator)	Mode of Action
Oncology					
R435	Colorectal cancer	Launched Jun.07	bevacizumab Avastin Injection	Roche /Genentech Avastin	Anti-VEGF(Vascular Endothelial Growth Factor) humanized monoclonal antibody
	Colon cancer (adjuvant) #	Phase III Multinational study			
	Gastric cancer #	Phase III Multinational study			
	Non-small cell lung cancer #	Phase II			
	Breast cancer #	Phase II			
R1415	Non-small cell lung cancer	Approved Oct.07	erlotinib Tarceva Oral	OSI/Genentech/ Roche Tarceva	Epidermal growth factor receptor (EGFR/HER1) tyrosine kinase inhibitor
	Pancreatic cancer #	Phase II			
R340	Colon cancer (adjuvant) #	Filed Mar.06	capecitabine Xeloda Oral	Roche Xeloda	Antimetabolite, 5-FU derivative
	Gastric cancer #	Phase III			
	Colorectal cancer #	Phase II			
R597	Breast cancer (adjuvant) #	Filed Nov.06	trastuzumab Herceptin Injection	Roche /Genentech Herceptin	Anti-HER2 humanized monoclonal antibody
	Gastric cancer #	Phase III Multinational study			
EPOCH	Chemotherapy-induced anemia #	Phase III	epoetin beta Epogin Injection	In-house	Recombinant human erythropoietin
MRA	Multiple myeloma	Phase II Overseas	tocilizumab Actemra Injection	In-house (Roche)	Humanized anti-human IL-6 receptor monoclonal antibody
R744	Chemotherapy-induced anemia	Phase II	Injection	Roche Mircera	C.E.R.A. (Continuous erythropoietin receptor activator)
R1273	Non-small cell lung cancer	Phase I	pertuzumab Injection	Roche /Genentech	HER dimerization inhibitory humanized monoclonal antibody
TP300	Colorectal cancer	Phase I Overseas	Injection	In-house	Topoisomerase I inhibitor
Bone and Joint					
MRA	Rheumatoid arthritis #	Filed Apr.06 Japan	tocilizumab Actemra Injection	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
		Phase III Overseas	tocilizumab Actemra Injection	In-house (Roche)	

Development code	Indication # Additional indication	Stage (date)	Product name Dosage form	Overseas name (Collaborator)	Mode of Action
	Systemic onset juvenile idiopathic arthritis (sJIA) #	Filed Apr.06 Japan	tocilizumab Actemra Injection	In-house	
		Phase III Overseas	tocilizumab Actemra Injection	In-house (Roche)	
R1594	Rheumatoid arthritis	Phase III Multinational study	ocrelizumab Injection	Roche /Genentech	Humanized anti-CD20 monoclonal antibody
ED-71	Osteoporosis	Phase III	 Oral	In-house	Activated Vitamin D derivative
R484	Osteoporosis	Phase II / III	ibandronate sodium hydrate Injection	Roche Boniva in US / Bonviva in EU (Taisho Pharmaceutical)	Bisphosphonate
		Phase II	ibandronate sodium hydrate Oral		
Renal diseases					
R744	Renal anemia	Phase III	 Injection	Roche Mircera	C.E.R.A. (Continuous erythropoietin receptor activator)
Cardio/Cerebro-vascular diseases					
SG-75	Acute heart failure #	Launched Oct.07	nicorandil Sigmart Injection	In-house	Potassium channel opener
AVS	Subarachnoidal hemorrhage	Filed Apr.95	nicaraven Antevas Injection	In-house	Hydroxyl radical scavenger
Transplant, Immunology and Infectious diseases					
R964	Compensated liver cirrhosis caused by hepatitis C virus #	Phase II / III	ribavirin Copegus Oral	Roche Copegus	Anti-viral agent in combination with Pegasys
R442			peginterferon alfa-2a Pegasys Injection	Roche Pegasys	Peginterferon alfa-2a agent (recombinant)
	Chronic hepatitis B #	Phase II / III			
MRA	Crohn's disease #	Phase II	tocilizumab Actemra Injection	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
	Castleman's disease	Phase I Overseas	tocilizumab Actemra Injection	In-house (Roche)	
	Systemic lupus erythematosus (SLE)	Phase I Overseas			
NA808	Chronic hepatitis C	Phase I Overseas	 Injection	In-house	-
Other diseases					
EPOCH	Predeposit of autologous blood transfusion #	Filed Mar.02	epoetin beta Epogin Injection	In-house	Recombinant human erythropoietin

Development code	Indication # Additional indication	Stage (date)	Generic name Product name Dosage form	Origin Overseas name (Collaborator)	Mode of Action
VAL	Post-hepatectomy/ Liver transplantation	Phase II Completed	valine Injection	In-house	Recovery of liver function
	Decompensated cirrhosis	Phase II	valine Oral		
GM-611	Diabetic gastroparesis	Phase I Completed Japan	mitemcinal Oral	In-house	Motilin agonist Recovery of gastrointestinal motility
		Phase II Overseas			
	Irritable bowel syndrome (IBS)	Phase II Overseas			
R1678	Schizophrenia	Phase I	Oral	Roche	-
R1583 (ITM-077)	Type II diabetes	Phase I	Injection	Roche / Ipsen (Teijin)	GLP-1 analogue
CSG452 (R7201)	Type II diabetes	Phase I	Oral	In-house	-

Changes from the last announcement on July 31, 2007

Oncology

-EPOCH Filed → Phase III (chemotherapy-induced anemia, withdraw the application)

-R435 Started Phase III (gastric cancer)

-R1415 Filed → Approved (non-small cell lung cancer)

-R340 Phase II → Phase III (gastric cancer)

Bone and Joint

-R1594 Started Phase III (rheumatoid arthritis)

Transplant, Immunology and Infectious disease

-SG-75 Filed → Launched (acute heart failure)

Transplant, Immunology and Infectious diseases

-NA808 Started Phase I (chronic hepatitis C)

Other diseases

-R1583 Started Phase I (type II diabetes)

-CSG452 Started Phase I (type II diabetes)

As for clinical development activities in Japan, the Company saw progress as described below:

Oncology

- In September, we decided to once withdraw the application for the additional indication of recombinant human erythropoietin "Epogin Injection" for treatment of chemotherapy-induced anemia. In order to gain early approval, we will conduct an additional clinical trial utilizing the clinical trial consultation procedure and resubmit the application.
- In October, we started the multinational Phase III clinical trials (expected additional indication: gastric cancer), for humanized anti-VEGF (vascular endothelial growth factor) monoclonal antibody R435 (product name: Avastin). Accordingly, we changed the stage to Phase III for R340 (product name: Xeloda, expected additional indication: gastric cancer) which is used as a combination drug in the multinational Phase III clinical trials.
- In October, we obtained the manufacturing and marketing approval for epidermal growth factor receptor (EGFR/HER1) tyrosine kinase inhibitor R1415 (product name: Tarceva), for the indication of non-small cell lung cancer.

Bone and Joint Diseases

- We decided to join the multinational Phase III clinical trials (expected indication: rheumatoid arthritis), for humanized anti-CD20 monoclonal antibody R1594 and will start patient enrolment by the end of the year in Japan.

Cardio/Cerebro-vascular diseases

- In October, we obtained the approval and launched for additional indication of acute heart failure for potassium channel opener SG-75 (product name: Sigmart).

Other Diseases

- In August, we entered into an agreement with Teijin Pharma Ltd., to co-develop GLP-1 analogue R1583 (ITM-077) (expected indication: type II diabetes), and joined Phase I clinical trials which Teijin Pharma Ltd. has been conducting.
- In September, we started Phase I clinical trials for CSG452 (expected indication: type II diabetes).

At present, we are awaiting the approval of applications filed for 6 development themes (new molecular entities and additions of indications), including R340 (expected indication: adjuvant colon cancer).

Also, as for clinical development activities overseas, the Company saw progress as described below.

- In October, we started Phase I clinical trials for NA808 (expected indication: chronic hepatitis C).

Currently running clinical trials in oncology field

Theme	Cancer Type	Regimen	Stage	Planned Filing Date
R435 (bevacizumab) Avastin	Advanced/metastatic non-small cell lung (exclusive of squamous cell carcinoma)	Carboplatin + paclitaxel± R43	Phase II	2008
	Inoperable metastatic breast	Paclitaxel + R435	Phase II	2009
R435 (bevacizumab) Avastin R340 (capecitabine) Xeloda	Colon (adjuvant)	FOLFOX4 ± R435 XELOX + R435	AVANT study : Phase III Multinational study	2010 | 2012
	Advanced gastric	Xeloda/5FU + CDDP ± R435	AVAGAST study : Phase III Multinational study	2010 | 2012
	Advanced and/or metastatic colorectal	XELOX + R435	Phase II	2008
R1415 (erlotinib) Tarceva	Unresectable pancreatic (locally advanced or metastatic)	Gemcitabine + R1415	Phase II	2009
R597 (trastuzumab) Herceptin	HER2-positive primary breast (adjuvant)	R597	HERA study : Phase III Multinational study	Filed (Nov.06)
R597 (trastuzumab) Herceptin R340 (capecitabine) Xeloda	HER2-positive advanced gastric	5FU + CDDP ± R597 Xeloda + CDDP ± R597	ToGA study : Phase III Multinational study	2010

Translation

September 27, 2007

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Mamoru Togashi, General Manager,
Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

Chugai to Conduct Additional Clinical Trial for Additional Indication of the Recombinant Human Erythropoietin "Epogin® Injection" for Treatment of Chemotherapy-Induced Anemia

September 27, 2007 (Tokyo) - Chugai Pharmaceutical Co., Ltd. (hereafter, Chugai) [Head Office: Chuo-ku, Tokyo; President: Osamu Nagayama] announced today that it has made a decision in order to gain early approval, to conduct an additional clinical trial utilizing the clinical trial consultation procedure, for the additional indication of recombinant human erythropoietin "Epogin® Injection" for treatment of chemotherapy-induced anemia, which had been submitted to the Japanese Ministry of Health, Labour and Welfare in December 2005. Therefore, Chugai will once withdraw the application, and resubmit accordingly.

Chugai had extensive discussions over the clinical efficacy of the drug for the submitted additional indication with the Pharmaceuticals and Medical Devices Agency. Consequently, the necessity of the additional clinical trial was suggested. Chugai agreed that it would be appropriate to evaluate the balance of risks and benefits of "Epogin® Injection" by collecting new clinical trial data in addition to the data which has already been submitted to date.

Currently, Chugai is preparing to conduct the additional clinical trial.

Translation

October 16, 2007

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Mamoru Togashi, General Manager,
Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

F. Hoffmann-La Roche Announces Third Quarter Sales 2007

F. Hoffmann-La Roche Ltd. (hereafter "Roche") [Head Office: Basel, Switzerland. Chairman and CEO: Franz B. Humer] announced today, its third quarter sales 2007(January 1 – September 30, 2007). Roche owns 50.1% of Chugai's outstanding shares (51.5% of voting rights) since October 1, 2002 (as of September 30, 2007). Its press release and presentation materials can be found on its Website (http://www.roche.com).

Media Release   Presentation[PDF]

Chugai's sales for the period of January 1 to September 30, 2007 are included in the announced Roche Group's sales. These results are based on Roche's accounting policies which conform to International Financial Reporting Standards, which differ from generally accepted accounting standards in Japan.

Chugai's third quarter results for fiscal 2007 (January – September, 2007) are scheduled to be announced on October 23, 2007.

Media Release

Roche

Basel, 16 October 2007

Strong sales growth in the first nine months of 2007 — full-year outlook and Core Earnings per Share target reaffirmed

Roche Group

- **Group sales up 12% in local currencies to 33.9 billion Swiss francs. As anticipated, Tamiflu sales decline significantly in third quarter following completion of outstanding pandemic stockpiling orders**
- **Full-year outlook reaffirmed: Group and Pharmaceuticals Division anticipate double-digit sales increases, and both divisions expect above-market growth; target is for Core Earnings per Share to grow faster than Group sales**

Pharmaceuticals Division

- **Nine-month pharmaceutical sales up 14% in local currencies and 13% in Swiss francs, more than twice the global market growth rate**
- **Third-quarter sales growth, excluding pandemic Tamiflu, reaches 12%, continuing double digit-growth trend of recent years**
- **All key cancer medicines post double-digit growth**
- **Positive market response following EU launch of Avastin in advanced lung cancer**
- **Mircera launched in EU for anemia – early uptake encouraging**
- **Four pivotal phase III registration trials with Actemra in rheumatoid arthritis meet primary objectives, regulatory filings on track for end of 2007.**
- **Phase III studies with Avastin in important additional indications initiated (adjuvant non-small cell lung cancer, gastric cancer, aggressive non-Hodgkin's lymphoma)**
- **Phase III studies starting with ocrelizumab in rheumatoid arthritis and lupus, and with pertuzumab in metastatic breast cancer**
- **Genentech completes acquisition of Tanox, Inc.**

Diagnostics Division

- **Sales grow 5% in local currencies and 6% in Swiss francs**
- **All regions contribute to higher sales, with strong growth in Asia-Pacific (18%)**
- **Solid growth driven by Professional Diagnostics (7%) and Applied Science (10%)**
- **Molecular Diagnostics' sales down as expected (-3%) due to a decline in industrial sales**
- **Contract signed with Japanese Red Cross for blood-screening products**
- **NimbleGen transaction completed**

Unless otherwise stated, all growth rates are based on local currencies.

Commenting on the Group's sales performance in the first nine months of 2007, Roche Chairman and CEO Franz B. Humer said: 'With its strong 9-month sales growth of 12%, the Roche Group continues to outperform the market. Revenue growth in the second half of last year, as we all know, was also driven by a peak in stockpiling orders for Tamiflu for use in the event of a pandemic. With those orders now filled, I am all the more pleased to report that our Pharmaceuticals Division continued its double-digit growth*, with 12% in the third quarter, fuelled by a broad and young portfolio of innovative medicines for cancer, hepatitis and osteoporosis. Particularly important for our future growth is the progress being made in our broad programme of clinical trials: several important projects are now entering or are ready to enter phase III.'

* Without pandemic sales of Tamiflu to governments and corporations

Roche Group

Double-digit growth for Roche Group and Pharmaceuticals

	2007	2006	% Change	
Sales from January to September	mCHF	mCHF	in CHF	in local currencies
Pharmaceuticals Division	27,124	23,912	+13	+14
Roche	16,792	14,921	+13	+10
Genentech	7,850	6,522	+20	+24
Chugai	2,482	2,469	+1	+7
Diagnostics Division	6,823	6,415	+6	+5
Roche Group	33,947	30,327	+12	+12

See attachment to this release for details on quarterly sales growth.

The Roche Group posted sales of 33.9 billion Swiss francs in the first nine months of 2007, an increase of 12% in both local currencies and Swiss francs (16% in US dollars) over the same period last year. Sales by the Pharmaceuticals Division grew 14% in local currencies (13% in Swiss francs), with Roche Pharma advancing 10%, Genentech 24% and Chugai 7%. The Diagnostics Division recorded a sales increase of 5% in local currencies (6% in Swiss francs, 10% in US dollars).

Outlook for 2007 reaffirmed

For full-year 2007 Roche anticipates continued strong growth and reaffirms its sales and Core

Earnings per Share outlook: Roche expects the Group's and the Pharmaceuticals Division's sales to grow at double-digit rates in local currencies. In both the Pharmaceuticals and the Diagnostics Division Roche anticipates continued above-market sales growth. The target is for Core Earnings per Share to grow faster than Group sales.

Pharmaceuticals Division

Strong above-market performance sustained

In the first nine months of 2007 the Pharmaceuticals Division continued its strong double-digit growth, with sales advancing 14% in local currencies (13% in Swiss francs; 17% in US dollars). This is more than twice the global market average. Sales advanced well ahead of the market in both North America (16% vs 6%) and Europe (12% vs 6.5%), and in Japan the return to above-market growth (7% vs 3.5%) was maintained. Growth in all regions was primarily driven by strong demand for the division's oncology products, which now account for half of pharmaceutical sales. After peak pandemic stockpiling sales of 1.5 billion Swiss francs in the second half of 2006, uptake of Tamiflu by governments and corporations has slowed, as forecast. Excluding pandemic sales, the division's growth rate in the third quarter was 12%.

Oncology – flagship products continue to perform strongly

Combined sales of the division's oncology products increased 21% in the first nine months. This strong growth further reinforces Roche's position as the world's leading provider of cancer medicines.

Sales of MabThera/Rituxan (rituximab) for non-Hodgkin's lymphoma (NHL) continue to grow strongly, advancing 17% globally and 23% in Europe/Rest of World (RoW). Growth is being driven by increasing use of MabThera in its new indication as maintenance therapy, adding to sales from its established indications as first line treatment of indolent and aggressive NHL. Substantial increases were seen in emerging markets, especially in Latin America and in the Asia–Pacific region.

Global sales of Herceptin (trastuzumab), the only targeted therapy with survival benefits in both early and advanced HER2-positive breast cancer, continued their strong growth (26%), with particularly large gains in Europe/RoW (42%). New data show that, when used preoperatively in combination with chemotherapy, Herceptin can eradicate breast tumours in nearly three times as many patients with inflammatory breast cancer (an aggressive form of the disease) as

chemotherapy alone.

Avastin (bevacizumab) sales increased 41% worldwide compared with the same period last year. Sales grew strongly in all regions, particularly in Europe/RoW (+58%). Following its European approval in metastatic breast cancer last March, Avastin additionally received EU approval in August for the first line treatment of patients with advanced non-small cell lung cancer, the most common form of the disease, in combination with platinum-based chemotherapy. This indication was approved in the US in 2006. These approvals represent a significant advance in the treatment of lung cancer, as this is the first therapy shown to extend survival beyond one year. In August Genentech resubmitted its supplemental marketing application to the US Food and Drug Administration (FDA) for use of Avastin in combination with paclitaxel as first-line treatment of patients with locally recurrent or metastatic breast cancer. Genentech has been notified by the FDA that the application will be reviewed by the agency's Oncologic Drugs Advisory Committee (ODAC) at a meeting in December. The FDA's action date for review of the supplemental application is 23 February 2008. New data from a large international study (First BEAT) presented at the European Cancer Conference (ECCO) in September show that, of the 11.5% of patients with initially inoperable metastatic colorectal cancer who became eligible for surgery following treatment with Avastin plus standard chemotherapy, almost 80% were able to undergo complete surgical removal of their metastatic lesions. This rate of curative surgery is higher than that previously seen in trials with other biologic–chemotherapy combinations.

Xeloda (capecitabine) posted double-digit growth (18%), driven by good sales in both the United States (+19%) and Europe/RoW (+17%). New follow-up data from the X-ACT trial presented at ECCO show that patients with advanced colon cancer whose disease has progressed live longer when taking oral Xeloda compared with the current standard treatment, intravenous 5-fluorouracil (5-FU) plus folinic acid. This adds to the growing body of evidence that supports replacing 5-FU with Xeloda in colon cancer.

Tarceva (erlotinib), the only epidermal growth factor receptor (EGFR) inhibitor with a proven survival benefit in advanced lung and pancreatic cancer, continued its strong growth (34%), with Europe/RoW (90%) the main driver. In non-small cell lung cancer, interim data from TRUST, a major open-label study of Tarceva in more than 12,000 patients from 59 countries, and data from MERIT, the largest prospective genomic profiling study ever conducted in this indication, were presented this year at the World Conference on Lung Cancer in Seoul (Korea) and at ECCO. Data from both studies reinforce the survival benefits that patients experienced in the landmark BR.21 study that earned Tarceva marketing approval in over 80 countries.

Anemia — Mircera gains European approval, rollout starts

In July the European authorities approved Mircera (methoxy polyethylene glycol-epoetin beta), Roche's innovative continuous erythropoietin receptor activator, for the treatment of anemia associated with chronic kidney disease (CKD). The prescribing information (label) differentiates Mircera from other erythropoiesis-stimulating agents (ESAs) in the EU by allowing twice-monthly administration of Mircera for correction of anemia and direct conversion of all CKD patient types to a monthly maintenance schedule. The product has just been launched in Austria, Germany, Sweden and the UK, and initial uptake is encouraging. The recent approval of Mircera in Switzerland has triggered filings in numerous other countries worldwide. Roche is now in discussions with the FDA to finalise the product's US label. The US court case in the lawsuit brought against Roche by Amgen alleging patent infringement began in early September, and a verdict is expected by the end of October.

Combined sales of Roche's NeoRecormon and Chugai's Epogin (epoetin beta) were down 4% in a market that remains highly competitive. While the decline in NeoRecormon sales was slight (-2%), sales of Epogin in Japan (-10%) continued to be affected by government-mandated price cuts and reimbursement changes.

Transplantation — steady growth maintained

The immunosuppressant CellCept (mycophenolate mofetil) continued to record steady sales growth worldwide (8%), driven by solid sales in both the US and Europe. Growth continues to be driven by physicians' recognition of the long-term protective benefits of CellCept compared with other, more toxic therapies.

Virology – significant number of Tamiflu pandemic orders filled

Worldwide sales of Tamiflu (oseltamivir) in the first nine months of 2007 declined 2% compared with the year-earlier period. As anticipated, third-quarter 2007 sales were more than 400 million Swiss francs (or 60%) lower than in Q3 2006 , primarily because stockpiling orders from governments and corporations as part of pandemic readiness plans have largely been completed, and no significant new orders have been received recently. Seasonal sales of Tamiflu in Japan have been negatively affected by the mild 2006/2007 flu season and restrictions imposed by the authorities on the use of the medicine in adolescents. This has been more than outweighed, however, by a substantial increase in pandemic sales to the Japanese government. Recent WHO guidelines have reinforced the position of Tamiflu as the treatment of choice for avian influenza (bird flu).

Roche's hepatitis franchise continues to be led by Pegasys (peginterferon alfa-2a), which delivered steady growth of 10% in a flat market. Copegus (ribavirin) sales continued to decline as a result of generic competition and were down 10% in the first nine months. Initial market response in Japan to the rollout of combined Pegasys plus Copegus for hepatitis C has been positive.

In HIV, Fuzeon (enfuvirtide) continues to deliver steady sales growth (10%), particularly in Europe. The recall of the HIV medication Viracept (nelfinavir), begun in June following the discovery of a chemical impurity in some production batches, has been implemented in all markets where Roche supplies the product. In September the Committee for Medicinal Products for Human Use (CHMP) recommended reinstating the suspended marketing authorisation for Viracept in the European Union. The Committee stated that it is satisfied with the actions taken by Roche. The final decision on lifting the suspension rests with the European Commission.

Autoimmune diseases – increasing adoption of MabThera/Rituxan in rheumatoid arthritis

Adoption by physicians of MabThera/Rituxan (rituximab) for rheumatoid arthritis (RA) continues to increase. New data presented at the annual meeting of the European League Against Rheumatism (EULAR) in June demonstrate that the product's effectiveness in relieving the distressing symptoms of RA is sustained or further improved with subsequent courses of treatment, as is the number of patients achieving remission. The data also show that the safety profile of MabThera/Rituxan remained unchanged in patients who had received as many as seven courses of treatment at 6- to 12-month intervals. A recent study in patients whose RA had responded inadequately to one or more tumour necrosis factor (TNF) inhibitors found that treatment with MabThera controlled disease activity more effectively than switching to another TNF inhibitor.

MabThera/Rituxan is currently approved for use in patients with active RA who have an inadequate response to or are unable to tolerate TNF inhibitor therapy. It was recently recommended by the National Institute for Clinical Excellence (NICE) in England and Wales, making it the first and only therapy recommended by the Institute for patients with an inadequate response to one or more TNF inhibitor therapies.

Metabolic Diseases – new data support Bonviva/Boniva

In a highly competitive market, nine-month sales of Bonviva/Boniva (ibandronic acid) for the treatment of postmenopausal osteoporosis almost doubled to 604 million Swiss francs compared with the previous-year period. New data strengthening the product's efficacy profile were presented at the annual meeting of the American Society of Bone Mineral Research in September.

Sales of the prescription weight-loss medication Xenical (orlistat 120 mg) declined 8% worldwide and 21% in the United States, where Roche's partner GlaxoSmithKline is successfully launching non-prescription orlistat 60 mg under the brand name *alli*. As licensor, Roche will receive royalties on sales of *alli*.

In August Genentech announced that it had completed the acquisition of Tanox, Inc. The acquisition gives Genentech improved profitability on Xolair (omalizumab), the asthma medication jointly developed and commercialised by Genentech, Tanox and Novartis. Through the acquisition, Genentech eliminates the royalty on Xolair sales which it previously paid to Tanox and obtains Novartis' profit share and royalty payments to Tanox.

Development — major additions to pipeline and growth prospects

As of 30 September 2007 the Pharmaceuticals Division's R&D pipeline (phase I to III/registration) included 58 new molecular entities (NMEs) and 56 additional indications (AIs). During the third quarter of 2007 the following major pipeline changes occurred: two projects entered phase II; one phase II project was discontinued; five projects entered phase III, and two projects received regulatory approval; no phase III projects were discontinued.

The development programme for Avastin continues to make steady progress. Additional important phase III trials have started, studying use of the product in early-stage non-small cell lung cancer and metastatic gastric (stomach) cancer, as well as combined MabThera and Avastin in aggressive non-Hodgkin's lymphoma. Phase III studies with pertuzumab in metastatic breast cancer are expected to start before the end of 2007.

Actemra (tocilizumab), an innovative IL-6 receptor inhibitor in development as a novel treatment for rheumatoid arthritis (RA), has passed another milestone with the announcement in July of phase III study results that for the first time showed superiority of monotherapy with a biologic medicine over the standard effective dose regimen of methotrexate, a drug commonly use to treat RA. This is the fourth international phase III trial to meet its primary objective. Preparations for marketing applications in the United States and the European Union based on the data from all four trials are on schedule. Roche expects to submit these by the end of 2007. A fifth international study is progressing on track, with results expected towards the end of 2008.

Ocrelizumab, a humanised anti-CD20 monoclonal antibody, is now in phase III development for RA, with three trials by Roche and Genentech currently ongoing. Ocrelizumab is also being

investigated as a potential treatment for other autoimmune diseases, including systemic lupus erythematosus and multiple sclerosis. Phase III studies in lupus are expected to start in November. Phase II studies with ocrelizumab in patients with relapsing-remitting multiple sclerosis are currently being prepared.

Based on preliminary results released in June from an ongoing phase III trial of CellCept in lupus nephritis conducted by Aspreva, Roche and Aspreva have decided not to proceed at this time with a regulatory filing for the product as induction therapy for this autoimmune condition.

Progress in mid-stage development pipeline

In addition to its ongoing programme to investigate combined Pegasys and Copegus in additional hepatitis indications, Roche is developing a number of potential new treatments for hepatitis C virus (HCV) infection. R1626, currently in phase II clinical testing, is a polymerase inhibitor that has shown robust antiviral effects; it is being studied in combination with Pegasys and Copegus. Roche also has promising anti-HCV compounds in phase I development, including the polymerase inhibitor R7128 (collaboration with Pharmasset) and the protease inhibitor R7227 (collaboration with InterMune).

In the autoimmune area Roche has decided to terminate development of R1503 (p38 kinase inhibitor, for RA) as it did not reach the predefined efficacy threshold. Clinical testing of other promising oral drug candidates for autoimmune diseases, including R3421 (PNP inhibitor, in phase II with BioCryst) and R3477 (S1P1 receptor agonist, in phase I with Actelion), is progressing on track.

In the diabetes and metabolic diseases area Roche has moved R1579 (DPP-IV inhibitor) into phase II clinical trials. First data from phase IIb testing of R1583 (GLP-1, sustained-release formulation) are expected before year-end. Both molecules are being developed to treat type 2 diabetes. Following encouraging data from phase II studies with the CETP inhibitor R1658 (dyslipidemia, collaboration with Japan Tobacco) and positive discussions with the health authorities, Roche is now close to a phase III decision on this promising molecule.

Diagnostics Division

Professional Diagnostics and Applied Science drive sales growth

Roche Diagnostics posted sales of 6.8 billion Swiss francs in the first nine months of 2007, an

increase of 5% in local currencies (6% in Swiss francs, 10% in US dollars) over the year-earlier period. Professional Diagnostics reported solid single-digit growth, and Applied Diagnostics double-digit growth. The Diabetes Care business increased its sales 4%. Molecular Diagnostics' nine-month sales declined 3% overall but grew 3% excluding industrial reagents. All regions contributed to growth, with divisional sales showing single-digit gains in the EMEA region (Europe, Middle East, Africa), North America and Japan and double-digit growth in Asia–Pacific and Latin America. The acquisition of US-based NimbleGen Systems, Inc., a leading supplier of high-density microarrays, was completed in August.

Professional Diagnostics — above-market immunoassay sales continue

Roche Professional Diagnostics (formerly Centralized Diagnostics and Near Patient Testing) reported an overall sales increase of 7%. The increase was led by immunoassay sales, which continued to grow at a rate of 12%, or twice as fast as the market. Top-selling assays included tests for the cardiac markers troponin T and NT-proBNP and for the thyroid marker TSH (thyroid-stimulating hormone). In July a vitamin D test was added to the bone marker menu for diagnosing osteoporosis. Clinical chemistry sales continued to grow in line with the market.

Strong demand continues for the cobas 6000 analyser series, launched last year for medium-volume laboratories. The cobas e 411 immunochemistry analyser, the first in the new cobas 4000 series for small-volume laboratories, is already on the market, and a clinical chemistry instrument for the series will follow in the fourth quarter of this year.

Products for decentralised testing were again significant growth drivers. The underlying growth of the coagulation self-monitoring business remains strong thanks to the CoaguChek platform. Sales of point-of-care cardiac assays have continued to accelerate, particularly in Europe, following the launch of the portable cobas h 232 cardiac testing system in February.

Sales of hospital glucose testing products continued their strong upward trend, led by the US market. In ambulatory care, the cobas h 152 was launched in September as a successor to the highly successful Accutrend line. This easy-to-use device is the first handheld meter capable of measuring glucose, cholesterol, triglycerides and lactate in blood.

Diabetes Care — strong uptake of Accu-Chek Spirit insulin pump

Roche Diabetes Care's nine-month sales grew 4% in the face of increasing reimbursement pressures in the United Kingdom and Germany, and slower market growth in the United States and

other key markets. These factors affected both volume and price growth. The Accu-Chek Aviva, Accu-Chek Performa and Accu-Chek Compact blood glucose monitors were the main growth drivers. The Accu-Chek Spirit insulin pump delivered strong double-digit growth. The most recent upgrade of the Accu-Chek Compact Plus, an integrated monitoring system combining test strips and lancing capabilities in a single device, premiered in September at this year's annual meeting of the European Association for the Study of Diabetes and will be rolled out to markets starting in the fourth quarter of this year. Roche remains the clear leader in the growing integrated glucose monitor segment.

North American sales advanced at a single-digit rate for the first nine months. The Accu-Chek Spirit insulin pump has been well received and continues to attract customers in the United States, where it was launched in late 2006. The global rollout of the Accu-Chek Performa monitor continued with launches in Argentina and France. The new Accu-Chek Compact Plus and the Accu-Chek Performa are expected to contribute to increased fourth-quarter sales growth.

Molecular Diagnostics -- blood screening contract signed with Japanese Red Cross

Roche Molecular Diagnostics maintained its leading market share, with nine-month sales down 3% from the same period in 2006. Excluding industrial reagents, sales were up 3%. Virology, one of the business area's largest segments, grew 3%, driven by placements of the automated Cobas AmpliPrep/Cobas TaqMan platform in Europe, Asia–Pacific and the United States.

In the blood screening segment, the US Food and Drug Administration (FDA) approved the cobas TaqScreen West Nile Virus Test, which is also under regulatory review in Canada. Commercialisation of the test in the United States began in September. The Japanese Red Cross has awarded Roche a contract to supply its fully integrated, next-generation cobas s 401 instrument and multiplexing reagents to screen the entire Japanese Red Cross blood supply (five million blood donations annually) for HIV and hepatitis B and C viruses (HBV, HCV). The contract will be effective from 2008. In addition, FDA reviews are under way of a multiplex blood screening test for HIV, HCV and HBV and of HBV and HCV tests for the virology segment.

Applied Science — life science products drive growth

Roche Applied Science posted a 10% increase in nine-month sales. The LightCycler 480 and Genome Sequencer 20 systems and research reagents were again the main growth drivers.

The acquisition in August of NimbleGen Systems, Inc., a pioneer in DNA microarrays, has brought Roche a step closer to its strategic goal of providing complete workflow solutions for the genomics

and post-genomics life science markets. This followed the acquisition of 454 Life Sciences in May, a deal that reinforces Roche's position as a major player in the genome sequencing market.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolic disorders and diseases of the central nervous system. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai, and invests approximately 7 billion Swiss francs a year in R&D. Worldwide, the Group employs about 75,000 people. Additional information is available on the Internet at www.roche.com.

Additional information

- Media release including a full set of tables: www.roche.com/med-cor-2007-10-16
- Roche Pharma pipeline: www.roche.com/inv_pipeline

Next event

- Full-year results 2007: 30 January 2008 (tentative date)

Roche Group Media Office

Phone: +41 -61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Daniel Piller (Head of Roche Group Media Office)
- Baschi Dürr
- Martina Rupp

- Claudia Schmitt

Disclaimer: Cautionary statement regarding forward-looking statements
This document contains certain forward-looking statements. These forward-looking statements may be identified by words such as 'believes', 'expects', 'anticipates', 'projects', 'intends', 'should', 'seeks', 'estimates', 'future' or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this document, among others: (1) pricing and product initiatives of competitors; (2) legislative and regulatory developments and economic conditions; (3) delay or inability in obtaining regulatory approvals or bringing products to market; (4) fluctuations in currency exchange rates and general financial market conditions; (5) uncertainties in the discovery, development or marketing of new products or new uses of existing products, including without limitation negative results of clinical trials or research projects, unexpected side-effects of pipeline or marketed products; (6) increased government pricing pressures; (7) interruptions in production; (8) loss of or inability to obtain adequate protection for intellectual property rights; (9) litigation; (10) loss of key executives or other employees; and (11) adverse publicity and news coverage. The statement regarding earnings per share growth is not a profit forecast and should not be interpreted to mean that Roche's earnings or earnings per share for any current or future period will necessarily match or exceed the historical published earnings or earnings per share of Roche.

1. Sales January to September 2007 and 2006

	2007	2006	% change	
January – September	CHF m	CHF m	In CHF	In local currencies
Pharmaceuticals Division	27,124	23,912	+13	+14
Roche Pharmaceuticals	16,792	14,921	+13	+10
Genentech	7,850	6,522	+20	+24
Chugai	2,482	2,469	+1	+7
Diagnostics Division	6,823	6,415	+6	+5
Roche Group	33,947	30,327	+12	+12

2. Sales January to September 2007 and 2006 excluding Pandemic Tamiflu*

	2007	2006	% change	
January – September	CHF m	CHF m	In CHF	In local currencies
Pharmaceuticals Division	25,726	22,678	+13	+14
Roche Pharmaceuticals	15,668	13,816	+13	+11
Genentech	7,850	6,522	+20	+24
Chugai	2,208	2,340	-6	0
Diagnostics Division	6,823	6,415	+6	+5
Roche Group	32,549	29,093	+12	+12

** excluding government & corporate pandemic Tamiflu sales; including seasonal Tamiflu sales*

3. **Quarterly local sales growth by Division in 2006 and 2007**

	Q4 2006 vs. Q4 2005	Q1 2007 vs. Q1 2006	Q2 2007 vs. Q2 2006	Q3 2007 vs. Q3 2006
Pharmaceuticals Division	**+22**	**+20**	**+16**	**+6**
Roche Pharmaceuticals	**+20**	**+18**	**+13**	**+1**
Genentech	**+37**	**+30**	**+26**	**+18**
Chugai	**+2**	**+11**	**+2**	**+8**
Diagnostics Division	**+5**	**+6**	**+5**	**+4**
Roche Group	**+18**	**+17**	**+13**	**+6**

4. **Quarterly local sales growth by Division in 2006 and 2007 excluding Pandemic Tamiflu***

	Q4 2006 vs. Q4 2005	Q1 2007 vs. Q1 2006	Q2 2007 vs. Q2 2006	Q3 2007 vs. Q3 2006
Pharmaceuticals Division	**+16**	**+16**	**+14**	**+12**
Roche Pharmaceuticals	**+14**	**+13**	**+11**	**+10**
Genentech	**+37**	**+30**	**+26**	**+18**
Chugai	**-11**	**-7**	**+4**	**+4**
Diagnostics Division	**+5**	**+6**	**+5**	**+4**
Roche Group	**+14**	**+14**	**+12**	**+10**

excluding government & corporate pandemic Tamiflu sales; including seasonal Tamiflu sales

5. **Quarterly sales by Division in 2006 and 2007**

CHF millions	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007
Pharmaceuticals Division	**8,335**	**9,382**	**9,142**	**9,126**	**8,856**
Roche Pharmaceuticals	**5,251**	**5,745**	**5,702**	**5,665**	**5,425**
Genentech	**2,299**	**2,603**	**2,547**	**2,680**	**2,623**
Chugai	**785**	**1,034**	**893**	**781**	**808**
Diagnostics Division	**2,143**	**2,332**	**2,216**	**2,343**	**2,264**
Roche Group	**10,478**	**11,714**	**11,358**	**11,469**	**11,120**

6. **Quarterly sales by Division in 2006 and 2007 excluding Pandemic Tamiflu***

CHF millions	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007
Pharmaceuticals Division	**7,743**	**8,483**	**8,396**	**8,666**	**8,664**
Roche Pharmaceuticals	**4,717**	**4,979**	**5,151**	**5,203**	**5,314**
Genentech	**2,299**	**2,603**	**2,547**	**2,680**	**2,623**
Chugai	**727**	**901**	**698**	**783**	**727**
Diagnostics Division	**2,143**	**2,332**	**2,216**	**2,343**	**2,264**
Roche Group	**9,886**	**10,815**	**10,612**	**11,009**	**10,928**

*** excluding government & corporate pandemic Tamiflu sales; including seasonal Tamiflu sales***

7. **Top 20 Pharmaceuticals Division product sales[1] and local growth[2] in YTD September 2007: US, Japan and Europe/Rest of World**

	Total		US		Japan		Europe/RoW	
	CHF m	**%**	CHF m	%	CHF m	%	CHF m	%
MabThera/Rituxan	4,084	17%	2,142	13%	135	4%	1,807	23%
Herceptin	3,591	26%	1,170	5%	120	16%	2,301	42%
Avastin	2,971	41%	2,064	35%	13	-	894	58%
NeoRecormon/Epogin	1,584	-4%	-	-	412	-10%	1,172	-2%
Tamiflu	1,573	-2%	564	-8%	325	47%	684	-12%
CellCept	1,464	8%	699	7%	25	16%	740	9%
Pegasys	1,190	10%	286	-9%	42	-4%	862	19%
Xeloda	839	18%	312	19%	20	7%	507	17%
Tarceva	774	34%	371	3%	-	-	403	90%
Lucentis	763	284%	763	284%	-	-	-	-
Bonviva/Boniva	604	97%	405	56%	-	-	199	380%
Xenical	490	-8%	67	-21%	-	-	423	-6%
Xolair	429	13%	429	13%	-	-	-	-
Valcyte/Cymevene	398	14%	195	10%	-	-	203	18%
Nutropin	357	2%	347	2%	-	-	10	-1%
Pulmozyme	355	11%	200	12%	-	-	155	9%
Kytril	315	-15%	106	-30%	99	7%	110	-14%
Rocephin	299	-4%	18	-19%	42	7%	239	-4%
Neutrogin	295	13%	-	-	295	13%	-	-
Activase/TNKase	294	14%	262	16%	-	-	32	-3%

[1] Roche Pharmaceuticals, Genentech and Chugai combined [2] versus YTD September 2006

8. Top 20 Pharmaceuticals Division quarterly local product sales growth[1] in 2006 and 2007

	Q4 2006 vs. Q4 2005	Q1 2007 vs. Q1 2006	Q2 2007 vs. Q2 2006	Q3 2007 vs. Q3 2006
MabThera/Rituxan	17%	17%	16%	17%
Herceptin	58%	36%	25%	18%
Avastin	49%	41%	39%	45%
NeoRecormon/Epogin	-1%	-3%	-5%	-5%
Tamiflu	43%	47%	25%	-60%
CellCept	7%	7%	14%	4%
Pegasys	6%	15%	7%	7%
Xeloda	16%	14%	18%	20%
Tarceva	71%	44%	31%	28%
Lucentis	-	-	1964%	31%
Bonviva/Boniva	251%	132%	123%	62%
Xenical	6%	-10%	-6%	-9%
Xolair	23%	16%	13%	11%
Valcyte/Cymevene	30%	15%	19%	9%
Nutropin	8%	5%	-2%	3%
Pulmozyme	11%	4%	15%	14%
Kytril	-10%	-16%	-18%	-11%
Rocephin	-32%	-7%	-2%	-2%
Neutrogin	7%	11%	12%	15%
Activase/TNKase	14%	15%	20%	6%

[1] Roche Pharmaceuticals, Genentech and Chugai combined

9. Pharmaceuticals Division quarterly local product sales growth[1] US in 2006 and 2007

	Q4 2006 vs. Q4 2005	Q1 2007 vs. Q1 2006	Q2 2007 vs. Q2 2006	Q3 2007 vs. Q3 2006
MabThera/Rituxan	15%	13%	12%	14%
Herceptin	29%	7%	3%	6%
Avastin	36%	34%	33%	37%
NeoRecormon/Epogin	-	-	-	-
Tamiflu	33%	-8%	196%	-71%
CellCept	13%	3%	18%	-1%
Pegasys	-6%	6%	-5%	-27%
Xeloda	16%	2%	23%	30%
Tarceva	27%	9%	-1%	1%
Lucentis	-	-	1964%	31%
Bonviva/Boniva	205%	83%	77%	27%
Xenical	11%	-24%	-8%	-30%
Xolair	23%	16%	13%	11%
Valcyte/Cymevene	38%	8%	20%	4%
Nutropin	8%	5%	-2%	3%
Pulmozyme	8%	6%	17%	14%
Kytril	-26%	-28%	-36%	-28%
Rocephin	-94%	-34%	-7%	-13%
Neutrogin	-	-	-	-
Activase/TNKase	11%	18%	24%	6%

[1] Roche Pharmaceuticals and Genentech combined

10. Pharmaceuticals Division quarterly local product sales growth Japan[1] in 2006 and 2007

	Q4 2006 vs. Q4 2005	Q1 2007 vs. Q1 2006	Q2 2007 vs. Q2 2006	Q3 2007 vs. Q3 2006
MabThera/Rituxan	1%	1%	6%	4%
Herceptin	26%	23%	25%	3%
Avastin	-	-	-	-
NeoRecormon/Epogin	-12%	-17%	-3%	-12%
Tamiflu	36%	55%	-93%	48%
CellCept	14%	21%	14%	14%
Pegasys	-37%	-38%	-5%	34%
Xeloda	-9%	3%	6%	11%
Tarceva	-	-	-	-
Lucentis	-	-	-	-
Bonviva/Boniva	-	-	-	-
Xenical	-	-	-	-
Xolair	-	-	-	-
Valcyte/Cymevene	-	-	-	-
Nutropin	-	-	-	-
Pulmozyme	-	-	-	-
Kytril	5%	7%	5%	8%
Rocephin	4%	4%	5%	11%
Neutrogin	7%	11%	12%	15%
Activase/TNKase	-	-	-	-

[1] Chugai

11. Pharmaceuticals Division quarterly local product sales growth Europe/Rest of World[1] in 2006 and 2007

	Q4 2006 vs. Q4 2005	Q1 2007 vs. Q1 2006	Q2 2007 vs. Q2 2006	Q3 2007 vs. Q3 2006
MabThera/Rituxan	22%	23%	21%	23%
Herceptin	87%	61%	43%	26%
Avastin	101%	63%	52%	59%
NeoRecormon/Epogin	5%	3%	-6%	-2%
Tamiflu	52%	76%	-48%	-70%
CellCept	0%	10%	10%	9%
Pegasys	19%	23%	13%	22%
Xeloda	17%	22%	16%	15%
Tarceva	211%	125%	94%	68%
Lucentis	-	-	-	-
Bonviva/Boniva	885%	658%	400%	278%
Xenical	5%	-7%	-6%	-5%
Xolair	-	-	-	-
Valcyte/Cymevene	21%	21%	17%	15%
Nutropin	14%	0%	4%	-7%
Pulmozyme	16%	1%	13%	14%
Kytril	-5%	-15%	-19%	-4%
Rocephin	-10%	-5%	-2%	-4%
Neutrogin	-	-	-	-
Activase/TNKase	31%	-6%	-4%	1%

[1] Roche Pharmaceuticals

12. Top Pharmaceuticals Division quarterly product sales[1] in 2006 and 2007

CHF millions	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007
MabThera/Rituxan	1,177	1,314	1,309	1,395	1,380
Herceptin	1,009	1,105	1,168	1,214	1,209
Avastin	741	832	923	986	1,062
NeoRecormon/Epogin	535	592	522	544	518
Tamiflu	669	997	865	451	257
CellCept	466	485	476	503	485
Pegasys	350	393	400	407	383
Xeloda	239	260	267	282	290
Tarceva	211	235	243	260	271
Lucentis	192	273	263	261	239
Bonviva/Boniva	142	179	170	204	230
Xenical	160	170	163	176	151
Xolair	135	145	136	148	145
Valcyte/Cymevene	126	139	124	137	137
Nutropin	118	132	117	122	118
Pulmozyme	108	116	111	120	124
Kytril	127	117	105	100	110
Rocephin	96	104	100	104	95
Neutrogin	91	100	96	99	100
Activase/TNKase	89	95	96	106	92

[1] Roche Pharmaceuticals, Genentech and Chugai combined

13. Pharmaceuticals Division quarterly product sales[1] in US in 2006 and 2007

CHF millions	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007
MabThera/Rituxan	650	737	682	742	718
Herceptin	374	398	383	403	384
Avastin	539	606	657	689	718
NeoRecormon/Epogin	-	-	-	-	-
Tamiflu	361	275	147	319	98
CellCept	241	264	217	250	232
Pegasys	107	122	104	107	75
Xeloda	90	111	89	109	114
Tarceva	123	132	125	125	121
Lucentis	192	273	263	261	239
Bonviva/Boniva	122	144	120	135	150
Xenical	25	27	24	26	17
Xolair	135	145	136	148	145
Valcyte/Cymevene	68	77	56	70	69
Nutropin	115	127	114	118	115
Pulmozyme	62	66	65	67	68
Kytril	56	39	39	27	40
Rocephin	6	2	6	7	5
Neutrogin	-	-	-	-	-
Activase/TNKase	78	81	88	94	80

[1] Roche Pharmaceuticals and Genentech combined

14. Pharmaceuticals Division quarterly product sales[1] in Japan in 2006 and 2007

CHF millions	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007
MabThera/Rituxan	49	56	38	48	49
Herceptin	40	46	36	45	39
Avastin	-	-	-	3	10
NeoRecormon/Epogin	147	194	124	164	124
Tamiflu	57	173	246	-2	81
CellCept	8	9	7	9	9
Pegasys	14	15	10	15	17
Xeloda	7	7	6	7	7
Tarceva	-	-	-	-	-
Lucentis	-	-	-	-	-
Bonviva/Boniva	-	-	-	-	-
Xenical	-	-	-	-	-
Xolair	-	-	-	-	-
Valcyte/Cymevene	-	-	-	-	-
Nutropin	-	-	-	-	-
Pulmozyme	-	-	-	-	-
Kytril	34	40	29	35	35
Rocephin	13	17	12	16	14
Neutrogin	91	100	96	99	100
Activase/TNKase	-	-	-	-	-

[1] Chugai

15. Pharmaceuticals Division quarterly product sales in Europe/Rest of World[1] in 2006 and 2007

CHF millions	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007
MabThera/Rituxan	478	521	589	605	613
Herceptin	595	661	749	766	786
Avastin	202	226	266	294	334
NeoRecormon/Epogin	388	398	398	380	394
Tamiflu	251	549	472	134	78
CellCept	217	212	252	244	244
Pegasys	229	256	286	285	291
Xeloda	142	142	172	166	169
Tarceva	88	103	118	135	150
Lucentis	-	-	-	-	-
Bonviva/Boniva	20	35	50	69	80
Xenical	135	143	139	150	134
Xolair	-	-	-	-	0
Valcyte/Cymevene	58	62	68	67	68
Nutropin	3	5	3	4	3
Pulmozyme	46	50	46	53	56
Kytril	37	38	37	38	35
Rocephin	77	85	82	81	76
Neutrogin	-	-	-	-	-
Activase/TNKase	11	14	8	12	12

[1] Roche Pharmaceuticals

Translation

November 21, 2007

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Mamoru Togashi, General Manager,
Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

"Actemra®," a Humanized Anti-Human IL-6 Receptor Monoclonal Antibody, Filed for Rheumatoid Arthritis in the United States

November 21, 2007 (Tokyo) - Chugai Pharmaceutical Co., Ltd. [Head Office: Chuo-ku, Tokyo; President Osamu Nagayama (hereafter, "Chugai")] and F. Hoffmann-La Roche Ltd. (hereafter "Roche") [Head Office: Basel, Switzerland. Chairman and CEO: Franz B. Humer] announced today the submission of a biologics license application (BLA) to the U.S. Food and Drug Administration (FDA) seeking approval to market the humanized anti-human IL-6 (interleukin-6) receptor monoclonal antibody, Actemra® [generic name: tocilizumab (genetical recombination)] to reduce the signs and symptoms in adults with moderate to severe rheumatoid arthritis.

Actemra®, created by Chugai in collaboration with Osaka University, utilizes genetic recombinant technology to produce monoclonal antibody from mouse anti-IL-6 receptor monoclonal antibody. It works by inhibiting IL-6 biological activity through competitively blocking the binding of IL-6 to its receptor.

In Japan, Actemra® was launched in June 2005 by Chugai, as an orphan drug for Castleman's disease, following approval in April, the same year. Subsequently, it was filed for the additional indications of rheumatoid arthritis and systemic onset juvenile idiopathic arthritis in April 2006.

Outside of Japan, five phase III clinical trials, including extension studies in rheumatoid arthritis are going on in 40 countries involving more than 4,000 patients worldwide under co-development between Chugai and Roche. The BLA submission to the FDA is based on results and extension studies from four out of five of these trials, and the interim analysis of the remaining ongoing trial.

Rheumatoid arthritis is a systemic inflammatory disease in which the cause is unknown. The main symptoms are multiple joint inflammation and progressive joint damage. Millions of patients are suffering from the pain and debilitating effects of the disease In the United States.

A Marketing Authorisation Application (MAA) for the product will be filed with the European Medicines Agency (EMEA) in early December.

[Reference]

- **Outline of five phase III clinical trials**

1. OPTION Study

Objective: To investigate Actemra's efficacy and safety for rheumatoid arthritis patients with inadequate response to methotrexate (MTX) treatment.

Method: This is a double-blinded trial evaluating 623 patients with moderate to severe active rheumatoid arthritis despite long term treatment with methotrexate (MTX). Patients were allocated to receive Actemra 4mg/kg, Actemra 8mg/kg, or placebo every four weeks (intravenous infusion), in combination with weekly MTX.

Results: ACR response rates were used to determine the anti-rheumatic efficacy, and at the end of the 24 weeks (or at the last observation), Actemra group achieved statistically significantly higher response rates versus placebo.

	Actemra 8mg/kg + MTX	Actemra 4mg/kg + MTX	Placebo + MTX	p value
Number of patients	205	213	204	
ACR 20% response	58.5	47.9	26.5	p<0.0001
ACR 50% response	43.9	31.5	10.8	p<0.0001
ACR 70% response	22.0	12.2	2.0	p<0.0001

2. TOWARD Study

Objective: To investigate Actemra's efficacy and safety for rheumatoid arthritis patients with inadequate response to DMARDs treatment.

Method: This is a double-blinded trial evaluating 1,216 patients with moderate to severe active rheumatoid arthritis despite treatment with DMARDs. Patients were allocated to receive Actemra 8mg/kg, or placebo every four weeks (intravenous infusion), in combination with traditional DMARDs.

Results: ACR response rates were used to determine the anti-rheumatic efficacy, and at the end of the 24 weeks (or at the last observation), Actemra group achieved statistically significantly higher response rates versus placebo.

	Actemra 8mg/kg + MTX	Placebo + MTX	p value
Number of patients	803	413	
ACR 20% response	60.8	24.5	p<0.0001
ACR 50% response	37.6	9.0	p<0.0001
ACR 70% response	20.5	2.9	p<0.0001

3. RADIATE Study

Objective: To investigate Actemra's efficacy and safety for rheumatoid arthritis patients with inadequate response to an anti-tumor necrosis factor (anti-TNF) agent.

Method: This is a double-blinded trial evaluating 498 patients with moderate to severe active rheumatoid arthritis despite treatment with anti-TNF agent. Patients were allocated to receive Actemra 4mg/kg, Actemra 8mg/kg, or placebo every four weeks (intravenous infusion), in combination with weekly MTX.

4. AMBITION Study

Objective: To investigate efficacy and safety of Actemra monotherapy versus methotrexate in rheumatoid arthritis patients.

Method: This is a double-blinded trial evaluating 673 patients with moderate to severe active rheumatoid arthritis. Patients were allocated to receive Actemra 8mg/kg every four weeks (intravenous infusion) plus weekly MTX placebo, or Actemra placebo very four weeks plus weekly MTX.

5. LITHE Study

Objective: To investigate Actemra's efficacy with respect to prevention of joint damage, and safety for rheumatoid arthritis patients with inadequate response to methotrexate (MTX) treatment.

Method: This is a double-blinded trial evaluating 1,170 patients with moderate to severe active rheumatoid arthritis despite treatment with methotrexate (MTX). Patients were allocated to receive Actemra 4mg/kg, Actemra 8mg/kg, or placebo every four weeks (intravenous infusion), in combination with weekly MTX.

* LITHE study is ongoing, while the interim analysis is included in the submission data.

- **Safety profile**

The overall safety profile observed in the global studies of Actemra is consistent and Actemra is generally well tolerated. The serious adverse events reported in ACTEMRA global clinical studies included serious infections and hypersensitivity reactions including a few cases of anaphylaxis. The most common adverse events reported in clinical studies were upper respiratory tract infection, nasopharyngitis, headache, hypertension and transient increases in liver function tests (ALT and AST) were seen in some patients. These increases were generally mild and reversible, with no hepatic injuries or any observed impact on liver function.

Translation

November 22, 2007

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Mamoru Togashi, General Manager,
Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

Partial Change of the Production System Restructuring Plan

November 22, 2007 (Tokyo) - Chugai Pharmaceutical Co., Ltd. ("Chugai") [Head Office: Chuo-ku, Tokyo, President: Osamu Nagayama] announced today that the production system restructuring plan, initially announced in February 2005, has been partially modified. According to the initial plan, the company's production system, composed of five plants, was to be integrated into two plants, i.e., Utsunomiya Plant (Utsunomiya City, Tochigi Prefecture) and Fujieda Plant (Fujieda City, Shizuoka Prefecture), in order to increase efficiency and intensive use of resources. However, the company has decided to modify this plan, and will cancel the closure of Ukima Plant (Kita-ku, Tokyo) and adopt a three-plant production system composed of Ukima, Utsunomiya and Fujideda Plant.

The major reason for continuing operation at Ukima Plant, is the longer than expected period of time possible to utilize current facilities for production of biological products, allowing increased efficiencies in utilization of the company's current assets and resources as compared to the initial plan involving integration of the production into Utsunomiya Plant. Kamakura Plant will be closed by the end of 2010, as initially scheduled.

Following the modification of the restructuring plan, Ukima Plant will continue production of bulk material for biological products such as Epogin and Neutrogin, and sterile injections such as Picibanil. Utsunomiya Plant, which currently produces injection drugs including Epogin, and bulk material for Actemra, an antibody drug, will serve as a center of antibody drug production with the largest domestic animal cell culture facility (80,000 L in total), and will continue to maintain and strengthen the competitive advantage the company has created. As originally scheduled, production of solid-form drugs (mainly highly active forms) will be transferred from Ukima and Kamakura Plants to Fujieda Plant, which will be integrated into an intensive plant for synthetic drugs, covering all stages of production from bulk material to finished products.

Chugai will endeavor to strengthen overall company competitiveness by maintaining and strengthening production technology related to biological products, antibody drugs and highly active drug preparations and improving its technology, product quality and cost competitiveness through restructuring of its production system.

This modification of the initial plan does not affect our previously announced estimation of non-consolidated and consolidated financial results for the current fiscal year.

[Reference]

Utsunomiya Plant:

Location: 16-3 Kiyohara-Kogyodanchi, Utsunomiya City, Tochigi Pref.
Site: Approx. 122,000 m^2
Business: Production of biopharmaceuticals
Major products: Epogin and Neutrogin injectables
No. of employees: 377

Fujieda Plant:

Location: 2500 Takayanagi, Fujieda City, Shizuoka Pref.
Site: Approx. 218,000 m^2
Business: Production of bulk pharmaceutical chemicals for synthetic pharmaceuticals
Major products: Bulk pharmaceutical chemicals for Alfarol and Sigmart
No. of employees: 88

Ukima Plant:

Location: 5-5-1 Ukima, Kita-ku, Tokyo
Site: Approx. 66,000 m^2
Business: Production of bulk biopharmaceuticals
Major products: Bulk biopharmaceuticals for Epogin and Neutrogin
No. of employees: 223

Kamakura Plant:

Location: 200 Kajiwara, Kamakura City, Kanagawa Pref.
Site: Approx. 81,000 m^2
Business: Production of pharmaceuticals
Major products: Tamiflu and Xeloda
No. of employees: 228

END